

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2014

Via E-mail
Mr. Dane West
Chief Executive Officer
RegalWorks Media, Inc.
604 Arizona Avenue
Santa Monica, CA 90401

> **Re:** **RegalWorks Media, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 9, 2014**
> **Amendment No. 1 to Item 4.01 Form 8-K**
> **Filed June 10, 2014**
> **File No. 000-52846**

Dear Mr. West:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Item 4.01 Form 8-K

1.   Please revise your disclosure to address the fact that the former accountant's opinion on the December 31, 2013 financial statements expressed substantial doubt about the company's ability to continue as a going concern. We remind you that you are required to state whether the former accountant's report on the financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. A modified opinion includes an opinion that expresses substantial doubt about a company's ability to continue as a going concern. Please refer to Item 304(a)(1)(ii) of Regulation S-K.

2.   Please revise your filing to disclose if there were any disagreements <u>through the subsequent interim period</u> preceding the dismissal of your former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In this regard, we note that the former auditor was dismissed on June 6, 2014. Refer to Item 304(a)(1)(iv) of Regulation S-K.

3.   Please revise your filing to disclose whether you consulted the newly engaged accountant during the <u>two most recent fiscal years or any subsequent interim period</u> prior to engaging the accountant. Refer to Item 304(a)(2) of Regulation S-K.

4.   When you amend your filing, please also file an updated letter from your former accountants agreeing or disagreeing with the amended disclosures as required by Item 304(a)(3) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3865 if you have questions regarding these comments.

                                Sincerely,

                                /s/ Dale Welcome

                                Dale Welcome
                                Accountant